Exhibit 99.1

ISS and Glass Lewis recommend Fortuna and Roxgold shareholders to vote in favor of proposed business combination

•	ISS and Glass Lewis both state that the proposed arrangement is in the best interest of Fortuna and Roxgold shareholders

•	The deadline to vote is prior to 9:00 a.m. Pacific time on June 24, 2021 for both Fortuna and Roxgold shareholders

Vancouver, June 18, 2021 – Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI) and Roxgold Inc. (TSX: ROXG | OTCQX: ROGFF) are pleased to announce that Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co., LLC (“Glass Lewis”), two leading proxy advisory firms who provide independent voting recommendations to institutional investors, have recommended that both Fortuna and Roxgold shareholders vote “FOR” the companies´ respective resolutions in connection with the proposed business combination (the “Transaction”), between Fortuna and Roxgold announced on April 26, 2021 (for additional details, refer to the joint news release dated April 26, 2021, “Fortuna And Roxgold Agree To Business Combination Creating A Low-Cost Intermediate Global Precious Metals Producer”). The Fortuna Meeting will be held online at 9:00 a.m. Pacific time on June 28, 2021, in a virtual-only format conducted by live audio webcast. The Roxgold Special Meeting will also be held online at 9:00 a.m. Pacific time on June 28, 2021, in a virtual-only format conducted by live audio webcast. Please see below for additional details for each meeting.

ISS and Glass Lewis recommend that Fortuna and Roxgold shareholders vote “FOR” the Share Issuance and Transaction, respectively

ISS concluded1 in Fortuna´s report dated June 8, 2021:

“The Arrangement makes strategic sense as the deal should create a combined company which is well diversified by geography and will immediately have four mines in operation. Furthermore, the combined company will possess an extensive pipeline of projects in West Africa and the Americas and should be adequately supported by the strength of its combined balance sheet and free cash flow profile to continue developing and expanding such projects.”

ISS concluded1 in Roxgold´s report dated June 8, 2021:

“It is expected the size and free cash flow profile of the combined entity will be superior to ROXG as a standalone entity, providing for a lower cost of capital, and that the market profile of the pro forma entity should garner greater interest from institutional investors over time as a result of its size and status as a dual listed entity on the TSX and NYSE.”

Glass Lewis stated1 in its recommendation FOR the Transaction in Fortuna´s and Roxgold´s reports both dated June 18, 2021:

“… the merger brings together a highly complementary and diversified portfolio with organic growth potential with multiple brownfields and greenfields options across several jurisdictions.”

“… we believe the proposed combination is based on sound strategic rationale and the enlarged company offers shareholders of both companies improved long-term opportunities relative to their stand-alone opportunities.”

1 Note: Permission to quote the reports was neither requested nor obtained

Board of directors’ recommendations

The Transaction has been unanimously approved by the boards of directors of each of Fortuna and Roxgold, following, in the case of Roxgold, the unanimous recommendation of a special committee of independent directors. Both boards of directors unanimously recommend that their respective shareholders vote FOR (i) the Share Issuance, in the case of the Fortuna Meeting and (ii) the Transaction, in the case of the Roxgold Special Meeting.

Fortuna Meeting of shareholders

Fortuna will hold its annual and special meeting of Fortuna shareholders (the “Fortuna Meeting”), on Monday, June 28, 2021 at 9:00 a.m. Pacific time at which shareholders will be asked to approve, in addition to annual meeting matters, the issuance of common shares of Fortuna in exchange for common shares of Roxgold pursuant to the Transaction (refer to The Letter to Shareholders and to Fortuna´s Notice of Meeting and Information Circular).

The Fortuna Meeting will be held in a virtual-only format via a live audio webcast which can be joined by clicking on https://web.lumiagm.com/208799817, password: fortuna2021 (case sensitive). Shareholders are advised that they will not be able to attend physically. Registered shareholders and duly appointed proxyholders can attend the meeting online, where they can participate, vote, and submit questions.

Fortuna shareholders that have any questions or require assistance with voting (refer to Form of Proxy) are encouraged to contact Fortuna´s proxy solicitation agent:

Laurel Hill Advisory Group

North America (toll free): +1.877.452.7184

North America (outside): +1.416.304.0211

Email: assistance@laurelhill.com

Roxgold Special Meeting of shareholders

Roxgold will hold its special meeting of shareholders (the “Roxgold Special Meeting”), on Monday, June 28, 2021 at 9:00 a.m. Pacific time to seek approval of the Transaction, the details of which are set forth in Roxgold’s management information circular dated May 26, 2021 (refer to Roxgold´s Special Meeting Information Circular).

The Roxgold Special Meeting will be held in a virtual-only format via live audio webcast which can be joined by clicking on https://web.lumiagm.com/205515857, password: roxgoldspecial2021 (case sensitive). Shareholders are advised that they will not be able to attend the Roxgold Special Meeting physically. At the Roxgold Special Meeting, registered shareholders and duly appointed proxyholders will be able to participate, ask questions and vote in “real time” through the online portal.

Roxgold shareholders that have any questions or require assistance with voting (refer to Form of Proxy) are encouraged to contact Roxgold´s proxy solicitation agent:

Kingsdale Advisors

North America (toll free): +1.888-518-1563

North America (outside, collect call): +1.416.867.2272

Email: contactus@kingsdaleadvisors.com

Fortuna and Roxgold shareholders deadline to vote

Fortuna and Roxgold shareholders are reminded that the deadline to vote is Thursday, June 24, 2021, before 9:00 a.m. Pacific time.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico, and Argentina. Sustainability is integral to all our operations and relationships. Fortuna produces silver and gold and generates shared value over the long-term for its shareholders and stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit Fortuna´s website.

About Roxgold Inc.

Roxgold is a Canadian-based gold mining company with assets located in West Africa. Roxgold owns and operates the high-grade Yaramoko Gold Mine located on the Houndé greenstone belt in Burkina Faso and is also advancing the development and exploration of the Séguéla Gold Project located in Côte d’Ivoire. Roxgold trades on the TSX under the symbol ROXG and as ROGFF on OTCQX.

For information about Fortuna Silver Mines Inc.	For Information about Roxgold Inc.

Carlos Baca	Graeme Jennings, CFA
Manager, Investor Relations	Vice President, Investor Relations
E: info@fortunasilver.com	E: gjennings@roxgold.com

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements.

The Forward-looking Statements in this news release may include, without limitation, statements about the structure of the transaction, the anticipated timing of the respective shareholders meetings and the combined company’s financial position, including expectations regarding liquidity, expected pro forma financial outlook and other similar statements. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipated”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations. Any financial outlook and forward-looking information contained in this news release regarding prospective financial performance or financial position is based on reasonable assumptions about future events, including economic conditions and proposed courses of action based on the assessment by management of each of Fortuna and Roxgold of the relevant information that is currently available. Projected operational information contains forward-looking information and is based on a number of material assumptions and factors, as are set out above. These projections may also be considered to contain future-oriented financial information or a financial outlook.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors, many of which are beyond the ability of Fortuna and Roxgold to control or predict and which may cause actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such risks, uncertainties and factors include, among others, the completion and timing of the Transaction, the ability of Fortuna and Roxgold to receive, in a timely manner, the necessary approvals to satisfy the conditions to closing of the Transaction; the ability to complete the Transaction on terms contemplated by Fortuna and Roxgold, or at all; the ability of the combined company to realize the anticipated benefits of, and synergies and savings from, the Transaction and the timing thereof and other factors referred to under the heading “Risk Factors” in each of Fortuna’s and Roxgold’s annual information form for the year ended December 31, 2020 located on SEDAR. Although Forward-looking Statements contained in this news release are based upon what each of Fortuna and Roxgold believe are reasonable assumptions at the time they were made, such statements are made as of the date hereof and Fortuna and Roxgold disclaim any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.